FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Fifth Investor Conference Value addition by cost subtraction Santiago Fernández Valvuena Chief financial Officer, Telefónica, S.A.	27

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 26th , 2006	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors



FIFTH **INVESTOR** CONFERENCE

Valencia. May 25 th - 26 th. Ciudad de las Artes y las Ciencias

Telefónica

VALUE ADDITION BY COST SUBTRACTION

Santiago Fernández Valbuena
Chief Financial Officer, Telefónica, S.A.

FIFTH **INVESTOR** CONFERENCE
Valencia. May 25 th - 26 th.
Ciudad de las Artes y las Ciencias

THE BEST COMBINATION OF GROWTH AND RETURNS

Telefónica

Valencia - May 26, 2006

FIFTH INVESTOR CONFERENCE

Disclaimer

This presentation contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Although Telefónica believes that these statements are based on reasonable assumptions, such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors, most of which are difficult to predict and are generally beyond Telefónica's control.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). Telefónica may present financial information herein that is not prepared in accordance with IFRS. This non-GAAP financial information should be considered in addition to, but not as a substitute for, financial information prepared in accordance with IFRS. Telefónica has included such non-GAAP financial information because Telefónica's management uses such financial information as part of its internal reporting and planning process and to evaluate Telefónica's performance. Accordingly, Telefónica believes that investors may find such information useful. However, such non-GAAP financial information is not prepared in accordance with IFRS or any other generally accepted accounting principles, and such non-GAAP financial information, as defined and calculated by us, may be different from similarly-titled financial information used by other companies. Investors are cautioned not to place undue reliance on such non-GAAP financial information.

FIFTH INVESTOR CONFERENCE

Index

00 Introduction

- **From Bean-Counting to Bean-Growing**
  - Finance helps transform top line growth and operating margins into Free Cash Flow.

OVERLAYING BUSINESSES

- **Finance delivers very visible sinergies**
  - Active Management of liabilities, currencies and tax planning boost profits:

ADDING TO THE BOTTOM LINE

ACHIEVING BETTER RATES, CHEAPER DEBT, LOWER TAXES

FIFTH INVESTOR CONFERENCE

Index

Telefónica

FIFTH INVESTOR CONFERENCE

01 Telefónica has historically kept leverage under control…

- Debt & Commitments have been moving between 1.8 and 2.6 times OIBDA, averaging 2.1 in 2001-05.



Debt & Commitments / OIBDA
2.54
2.18
1.83
1.86
2.13
2.97
Debt & Commitments (bn Eur)
32.6
25.5
23.1
24.6
33.6
56.8
2001
2002
2003
2004
2005
1Q06

Telefónica

01 ...and we will bring it back to normal

Our updated Financial Policy rests on two pillars

Telefónica targets:

BBB+/Baa1 as rating floor

$$\frac{\text{Net debt} + \text{cash commitments}}{\text{Operating Income before D\&A}} \leq 2.5x$$

over the medium term

FIFTH INVESTOR CONFERENCE

Index

FIFTH INVESTOR CONFERENCE

02 Decreasing financial expenses

Evolution of Latam cost


13.9%
13.9%
12.1%
2003
2004
2005

Evolution of ex-Latam cost


5.5%
4.8%
5.0%
2003
2004
2005

Evolution of average cost


>5% expected in 2006
7.4%
6.5%
6.1%
4.4%
2003
2004
2005
1Q06

Decreasing trend pushed by:

- Refinancing at low rates in the last 3 years in Spain
- Diversification of Latam debt outside Brazil and Argentina at lower rates
- 400 bps SELIC rate reduction in Brazil since September 2005.
- Higher weight of Eur and GBP debt following O2 acquisition.

Index

03 Average financial debt maturity close to 5 years

- After Q1 6.6 bn Eur refinancing, we face negative 2006 maturities.
- Over 20% of O2 acquisition loan has already been cancelled.


-203
7,044
19,538
4,060
3,465
8,809
3,461
1,376
4,428
1,032
499
Year 2006
Year 2007
Year 2008
Year 2009
Year 2010
Year 2011
Year 2012
Year 2013
Year 2014 to 2029
Year 2030
Year 2033

03 Currency diversification in liability portfolio

FIFTH INVESTOR CONFERENCE

- Latam hedging: 9 bn Eur denominated in USD and Latam currencies
- Europe hedging: 12 bn Eur in sterling, 2 bn eur in Czech Koruna
- 57% (30 bn Eur) denominated in Euros



EUR
57%
USD
6%
LATAM
10%
GBP
23%
CZK
4%

Our strategy is not focused on debt percentages, but on

Cash-Flow, and

Assets....

03 FX risk of Latam CF hedged for around 3 years

- Debt in Latam currencies as of March-06 reached 2.0 times 2005 operating CF, and 1.0 times 2005 OIBDA.
- When adding USD debt hedge ratios (*) rise to 3.2 times 2005 OpCF and 1.6 times 2005 OIBDA.


1.0
1.6
2.0
3.2
Net Debt Latam currencies /OIBDA Latam
Net Debt Latam currencies &USD/OIBDA Latam
Net Debt Latam currencies /OIBDA- Capex Latam
Net Debt Latam currencies &USD/OIBDA-Capex Latam
OIBDA Multiples
OpCF Multiples

* Hedging degree varies across countries in the region

03 Hedging asset value of European acquisitions

- Risk reduction requires lower than 100% hedging due to the lack of perfect correlation between foreign asset and liabilities values in Euro terms.
- Hedging degree higher than in Latam as interest rate differentials are smaller.


Maximum hedging
Minimum hedging
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
≅1/2
≅3/4
Cesky
O2 UK

Close to 200 M Eur savings

O2 UK hedging degree	Euro funding of O2 Germany and Ireland by buying pounds for acquisition payment at rates cheaper than the one at announcement
Cesky hedging degree	6% Czech Koruna appreciation since acquisition while Czech Koruna liabilities kept at around 50% of the purchase price for playing convergence within EU

FIFTH INVESTOR CONFERENCE

03 Healthy Liquidity Position

No Liquidity risk in 2006

More than 8.2 billion in credit lines


68% of total credit lines
2006 Net debt maturities
Available Credit lines with Maturities > 1 year
-203

03 Liquidity increased through refinancing

Refinancing Plan already in progress


5.16
Average debt maturity (yrs)
4.85
4.73
3.75
Pre O2
O2 acquisition
Q1 2006
April 2006

- ✓ 7.3 billion Euro long term refinancing executed
- ✓ More than 1 year average debt maturity extension

Keeping open access to capital markets

	Peers (1)	Telefónica at O2 acqusition	Telefónica as of Q1
Banking Debt	25%	73%	60%
Capital Markets	75%	27%	40%

(1) Arithmetic average of Telecom Italia, France Telecom, Deutsche Telecom and Verizon debt structure. Source: Annual Reports.

FIFTH INVESTOR CONFERENCE

Index

Telefónica

04 Recorded Tax Credits

December 2005

ASSETS		LIABILITIES	
Investments including:		Long term liabilities including:	
Net Tax credits	4,020 MM €	Deferred Taxes*	2,477 MM €
Deferred Taxes	4,365 MM €		

* Increase due to goodwill allocated to assets

Spain	3,520 MM €
Latam	209 MM €
Móviles	195 MM €
Others	96 MM €

88% → TEF expects to offset it during the period 2006-2008

BEFORE FINAL TAX RATE CONVERGENCE

FIFTH INVESTOR CONFERENCE

04 Tax Outlook:

Tax and accounting reforms in progress

Milestones

May – June 2006

Definitive ruling on the Tax allowance for Export Activities (DAEX) case (European Union)

2007 CIT reform

Proposal to amend Corporate Income Tax in Spain: gradual reduction of tax rates and phasing out of tax credits (allowances)



34%
33%
End of Spanish recorded tax credits
32%
31%
30%
2007
2008
2009
2010
2011 and on

2007-on

- Final Resolution on UK UMTS VAT claim in European Tax Court.
- Accounting and tax reforms: Tax alignment to IFRS rules (2007-2008?). [IFRS currently applies to listed companies + consolidated groups only].

Telefónica

04 Tax Outlook (cont.)

The current nominal tax rate in Spain is the highest in Europe (*)



Country	CIT (%) 2006
Spain	35%
France	33.83%
Belgium	33%
Italy	33%
Greece	32%
United Kingdom	30%
Netherlands	29.6%
Norway	28%
Sweden	28%
Denmark	28%
Finland	26%
Germany	26%
Austria	25%
Portugal	25%
Czech Republic	24%
Poland	19%
Hungary	16%
Bulgaria	15%
Ireland	12.50%

...and the planned reduction will be insufficient to catch up with the "leaders"

(*) Local taxes not included

FIFTH INVESTOR CONFERENCE

04 Goodwill: Amortization taxwise

Financial Goodwill arising out of the acquisition of a foreign entity can be amortized taxwise in Spain under certain and **exceedingly strict circumstances** once an allocation analysis for the underlying assets, rights and contingent liabilities has been produced (PPA).



Financial Goodwill
Maximum Tax Goodwill
100%
70%
50%
30%-50%?
Over 20 years
Bellsouth 04
Cesky 05
O2 06
Initial figures regarding O2

Index

05 CONCLUSIONS

Debt targets and metrics clearly defined:

- ✓ BBB+Baa1 rating
- ✓ 2.5x leverage

Unit cost of debt falling:

- ✓ More Eurocentric Debt
- ✓ Falling Latam costs
- ✓ Successful Risk Mgmt.

Tax outlook encouraging:

- ✓ Timing of Tax Credit exhaustion and Corporate Tax Reform boosting C-F

HIGHER CASH FLOWS

AND

LOWER DISCOUNT RATES

Telefonica